NOVAWEST RESOURCES INC.

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Novawest Commences Arbitration Proceedings re: Raglan

Vancouver, February 24 2005, 5:00 p.m. PST

Novawest Resources Inc. (TSXV - NVE; Frankfurt - NWM), announces that it has commenced Arbitration proceedings with regard to certain disputes it has with Cascadia International Resources Inc. ("Cascadia") arising under its Option Agreement with Cascadia dated April 10th, 2003 (the "Option Agreement"). Novawest has chosen to properly deal with these matters by Arbitration as provided for in the Option Agreement.

Under the Option Agreement, Cascadia had the option to acquire up to a 50% interest in Novawest's Raglan Mining Claims, (the "Claims"). As to the first 25%, Cascadia exercised its option in Year 1 and Year 2 of the Agreement. As to the second 25%, a cash payment of $150,000 and a stock payment of 750,000 Cascadia shares were to be paid to Novawest by February 15, 2005. Cascadia did not make the February 15, 2005 cash payment or issue the shares and Novawest's position is that by operation of the Agreement the Option as to the second 25% terminates. Cascadia is disputing this and consequently Novawest is seeking a determination through Arbitration.

In addition, by way of Arbitration, Novawest is seeking recovery of monies totaling $353,861.17 that Novawest claims is owing to it from Cascadia. This amount relates to exploration expenses incurred prior to October 31, 2004 on the Raglan claims by Novawest as Operator under the Option Agreement. Cascadia disputes this as well. Novawest's position is that per the terms of the Option Agreement, Cascadia was given the appropriate 30 days notice regarding this amount on December 31, 2004.

On another matter, Novawest will be seeking payment of 8 outstanding invoices totaling $58,123.40, dating as far back as October 8, 2003, for which Cascadia has been invoiced. These amounts represent the actual amount paid by Novawest on behalf of Cascadia for Advance Royalties, Government of Quebec property renewal fees and property transfer fees.

Novawest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

Novawest Resources Inc.
Suite 1000, The Marine Building
355 Burrard Street
Vancouver, BC
V6C 2G8
Phone: 604-683-8990 or Toll Free: 1-800-663-8990
Fax: 604-683-8903

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed